Exhibit 107

FILING FEES

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common stock, no par value per share	9,698,474	$2.04	$19,784,887	$3,029.07

Total	9,698,474	$2.04	$19,784,887	$3,029.07

(1)	Consisting of 9,698,474 common shares issuable upon complete conversions of the Debentures and complete exercise of the Warrants.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

(3)	The proposed maximum offering price per share and proposed aggregate offering price are based on the average of the high and low sales prices of the registrant’s common stock as reported on the Nasdaq National Market on February 5, 2025 which was $2.04 per share.